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                                                                EXHIBIT (a)(10)

                                    [LOGO]

FOR IMMEDIATE RELEASE                   Contact: Hollis Rafkin-Sax (New York)
                                                 Gavin Anderson & Company
                                                 Tel:  212-373-0231

                                                 Groupe Pinault Printemps
                                                 Redoute (Paris)
                                                 Tel: 33-1-44-90-63-80

             REXEL S.A. PROPOSES ACQUISITION OF MINORITY INTEREST
              IN ITS REXEL, INC. SUBSIDIARY FOR $19.50 PER SHARE

  NEW YORK and PARIS, August 29, 1997 -- Rexel S.A. announced today that it has made a proposal to the Board of Directors of Rexel, Inc. regarding the acquisition of all remaining outstanding shares of Rexel, Inc. not owned by Rexel S.A. or International Technical Distributors, Inc. (collectively, "Rexel S.A. Group") for $19.50 a share.

  Rexel S.A. Group currently owns approximately 50.6% of Rexel, Inc. with the balance of the shares largely held by money managers and other institutional shareholders. The aggregate value of the transaction would be approximately $265 million to acquire the shares not already owned by Rexel S.A. Group. The $19.50 per share purchase price represents a premium of approximately 10% over the average price of Rexel, Inc. common stock on the New York Stock Exchange over the past 30 trading days and close to 18% for the one year ended
August 27, 1997.

  The proposal is subject to the approval of the Board of Directors of Rexel, Inc. and other conditions customary in transaction of this type.

  This offer is not conditioned upon financing. Once completed, Rexel S.A. plans to refinance this investment, in whole or in part, through the French capital markets.

  Rexel S.A. believes that the increasingly competitive environment in the electrical supplies distribution sector and the prospect of industry-wide consolidation makes the transaction appropriate at this time. As such, Rexel S.A. Group and Rexel, Inc. must continue to grow, by acquisition or otherwise, to compete more effectively in its rapidly changing environment. By simplifying its corporate structure in the U.S., the Rexel Group will be even more efficient and flexible in seizing opportunities.

  Rexel S.A. is not interested, under any circumstances, in selling its interest in Rexel, Inc. Moreover, Rexel S.A. reserves the right to amend or withdraw this proposal at any time in its discretion.

  J.P. Morgan Securities Inc., is acting as financial advisor to Rexel S.A. in connection with the proposed transaction.

  Rexel, Inc. is a major electrical supplies distributor in the U.S. and is listed on the New York and Pacific Stock Exchanges under RXL. Rexel S.A. is headquartered in Paris and is listed on the Paris Stock Exchange. Rexel S.A., operating through its affiliated companies, including Rexel, Inc., is the largest electrical supplies distributor in the world with operations in 17 countries.